2024 REPORT

We're So Dead (Finishing Funds)


WE'RE SO DEAD
THE CUSTOMER IS ALWAYS FRIGHT

LETTER

Dear investors,

We have an amazing post production team working on the film. We have also engaged My Global Presence as our marketing partners. We meet with them twice a month to strategize a campaign for the release of trailers, teasers, newsletters, merchandise and inevitably the film. It's gonna be a great team effort to make people aware of the film. We can't thank you enough for trusting us to make this film. Reach out to Ken or Michael if you want a personal update!

We need your help!

We always need people to help amplify our marketing and get the word out. Once our marketing campaign begins in earnest this summer, we need as many people sharing and engaging with posts. Our biggest push is collect as many email addresses as best practices

Our biggest push is collect as many email addresses as best practices shows that email people about the film's release is the best way of converting rentals and purchases. So, any help in promoting efforts to view the content on our website would be beneficial. We will be submitting to festivals all over the country, which will help generate buzz for the film's release. Please see the movie if it's at a festival near you or share reviews!

Sincerely,

Ken MacLaughlin

Writer / Director / Executive Producer

Michael Sokol

Producer

How did we do this year?

REPORT CARD

A-

☺ The Good

Filming completed. The shoot went very well.

The edit looks great. We will have a film that truly speaks to the restaurant industry and will be highly entertaining.

The marketing company we hired is doing an amazing job

☹ The Bad

Indie filmmaking always has it's hurdles; ours was no different

SAG is so hard to deal with

Our payroll company was a disappointment.

2024 At a Glance

January 1 to December 31


$$$$

$107,245 **+13%**
Revenue



$10,045 **[89%]**
Net Profit


IOU!

$31,000
Short Term Debt



$200,000
Raised in 2024



$13,072
Cash on Hand
As of 04/ 1/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$94,759
$88,462
$107,245
$10,045
2023
2024

Net Margin: 9% Gross Margin: 0% Return on Assets: 100% Earnings per Share: $0.00

Revenue per Employee: $0 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 309%

WSD_Financials3.pdf

GAAAP_Financials_2023.pdf

GAAAP_Financials_2024-2.pdf

We_re_so_dead_Financials_2024.pdf

We_re_so_dead_Financials_2023.pdf

We ❤ Our 257 Investors

Thank You For Believing In Us

Mondray Gee
Andre Harrell
John Patterson
Justice Jones
Michael Sokol
C. Jernberg
Syl Turner
Joe Jones
Kyle Meadors
Andre Premuzic
Samantha Schooley
Mitzi Marshall
Matt Bell
Erika Chase
J Lamar
Nellie Lionel Cardosa
Riselwyn Melodias
Frances Chang
Molly Owens
Ken MacLaughlin
Darren Fitzgerald
William Jones
Hope Strickland
Anna Carlson
Tarea Marginean
Lisa Praul
Taylor Mosbey
Alex Parkinson
Jean Graham-Jones
Javier Rabago
Sergio Geller
Dan Hogan
Alexia Skardasis
Katie Feder
Sajid Chaudhary
Erin Davis
Felicia D Retiz
Jeffrey Sokol
Jason Velazquez
Alison Konrad

Carlo Lombardo
Natalie Grossman
Renee DuBose
Keri Longaway
Gill Grilling Company
Julie Gochar The...
Pushkar Kolhe
Albert Parnell
Melissa Sarathy
Jay Handline
Amy Chandler
Claudine Sullivan
Darren R. Schroader
David Sirzyk
Beast Mode Crawler...
Joey Avena
James I Daniels
William Johnson, IV
Gina Romaniello
Sandra DeMaria
William Mark Goodwi...
Daniel Fox
Susannah Rozak
R Allen Smith
Alexys GarciA
Todd Farnsworth
John Vincent...
Sandra L Scheier
Ryan Dietrich
Maria Liatis
Curtis Zanone
Eden Beck
Matthew Goodwin
Debbie Pryse
Austin Brown
Jackie Hill
David Drake
Adam Goodman
Ali Abboud
Roberta Pitts

Kenah Hagan
Paula DiBenedetto
Debbie Bast
Tina Fletchrt
Chip Taylor
Dianna Avena
Robby Paine
Jim MacLaughlin
Derek G
Jackie M Cos
Tracey Ann Rose
Jason Kim
Mark Wilson...
Adam O'Kane
Jessie T
Greg Sall
Mickii DePorter
A A (Abi)
Amy Cossart Collins
Teresa Heavener
Henry MacLaughlin
Jennifer Nazak
Nikki Styx
John F. Yocum II
DW Medoff
Becky Reimnitz...
Howard Sokol
Querida Read
Garry Sobel
Jenine Garden
Mike Gorman
James Goodwin
Melissa Hayes
Jeff Jennings
Patrick Bailer
Crystal Lo
Thomas Gillespie
Steve Rodriguez
Mitzi Marshall
Michael Radcliffe

Ross Mckenzie
Nathaniel Adams Jr
Susi Garafola
Garvin Brown
Derek Grams
Beth O'Kane-...
Michael Hiney
John Timmers
Holly Kent
Nicole Marie
Chandler Anderson
Eric Castaneda
Randy Bannister
Amy Alvarez
Darius Goode
Patrick Magoon
Paul Hackett
Andrew Lee...
Stephanie Brown
Joanna Wilson-rhodes
Katie Cano
Tamara Lynch
Cindy Elmhirst
Philip Thomas...
Bri Gerhold
Virgil Morar
James Smith
Tatom Pender
Joshua Grahe
George Leach
Michael And Elisa Delia
John T. Van Sant
Douglas GROSS
Amanda Burns
Marlene Ohaire
Geoff O'Kane
Bryan Parady
Joseph Riley
Joanna Birch
Masato Usui

Samantha Bolte-...
Frank Amoroso
John Harty...
Richard Liu
Jillian Riley
Brett Newton
Taryn Kosviner
Dale McNeill
Codi Nowacki
Brian Dubë
Mary Ann Amari
Sara Hernandez
Gary Romano
Cary Stanford Epstein
Kym Bo
Chandra Troxell
Krisczar Bungay
Stacey Tyler
Michael Szatmary
Brian Troxell
Jeanann Stacy Schulz
Dana Lambert
Wesley Smith
G H
Patrick Duffy
Chris Kelly
Annie Edgerton
Erika G. Benson
Anthony Grillo
Alix Rice
Steven W Pepmiller
Julia Lee
Kristine Lott
Jacqueline Memolo
Denise Davis
Blake Atwater
Douglas Brayton
Michael Etter
Christopher Stringer

Dominick Racano
Bridget Martin
Phillip Hogan Jr
Laura Burkart
Michael H
Melissa Waldron...
Jason Williams
Ann Cofta
Jennifer Wlotzko
Maddie Poloney
Doug Hayes
Cynthia Johnson Morse
Ak's K1cks
Miguel Figueroa
Mary Kane
Edgar Rivera
Sara Dunwoodie
Becky Pamparo
Tumara Arnett
Audrey Birnbaum
Leana Eleanor Moxley...
Joshua Gertz
Kitty Elzey
Jackie Spett
Amy Russell
Darron Cardosa
Jen Kelley
Kenneth Batali
Emilie Williamson
Kym Cook
Vanessa Hamilton
Elizabeth Rumney
Melanie Cates
Aditi George
Andrew Corley
Matthew Schwartz
Rosa Ginzler
Robert Hartwig
Brandon Brown

Thank You!

From the We're So Dead (Finishing Funds) Team









Darron Cardosa

Actor / Executive Producer

The Bitchy Waiter gives voice to the service industry with over 1M social media followers. He is a published author and has appeared on The TODAY Show, CBS, Dr. Phil, and Th...

Ken MacLaughlin

Writer / Director / Executive Producer

Award-winning writer, director, AND career server. Contributing writer for Funny or Die. Featured on RightthisMinute, LaffsTV, and Huffington Post. Co-manages the...



Michael Sokol

Executive Producer

Executive producer of Postal (2019) which won Best Feature at multiple film festivals. He has developed and produced content for Vh1, Comedy Central, Food Network, and Adult...



Dominick Racano

Producer

Co-Creator of Shift Drinks comedy and founder of "All the Laughs."



Leanna Adams

Lead Actor / Producer

One-half of the worst couple and Karen herself!

Karen herself!

Details

The Board of Directors

Director	Occupation	Joined
Michael Sokol	Freelance producer/production manager @ Self-employed	2022
Donald MacLaughlin	Server @ Kaleidoscope Restaurant	2022

Officers

Officer	Title	Joined
Michael Sokol	Vice President	2022
Donald MacLaughlin	President	2022

Voting Power

Holder	Securities Held	Voting Power
Michael Sokol		50.0%
Donald MacLaughlin		50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2024	$124,000		4(a)(6)
02/2024	$25,000		Section 4(a)(2)
04/2024	$5,000		Section 4(a)(2)
04/2024	$5,000		Section 4(a)(2)
05/2024	$6,000		Other
06/2024	$25,000		Other
06/2024	$10,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Dominick Racano	05/01/2024	$6,000	$0	0.0%		
Jim MacLaughlin	06/01/2024	$25,000	$25,000	10.0%	07/01/2025	Yes

Related Party Transactions

Name	Jim MacLaughlin
Amount Invested	$25,000
Transaction type	Loan
Issued	06/01/2024
Outstanding principal plus interest	$25,000 as of 04/2025
Interest	10.0 per annum
Maturity	07/01/2025
Outstanding	Yes
Current with payments	Yes
Relationship	Sibling

Name	Donald MacLaughlin
Amount Invested	$5,000
Transaction type	Other
Issued	04/26/2024
Relationship	Officer

Name	Michael Sokol
Amount Invested	$5,000
Transaction type	Other
Issued	04/26/2024
Relationship	Officer

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,440	0	No

Warrants:	0
Options:	0

Form C Risks:

There is no guarantee that anybody will like our film. While we have a distribution plan for the film, there are no assurances that our efforts will be successful. The only way to make money is for people to be able to see it in some form of monetized distribution.

Neither the U.S. Securities and Exchange Commission or any state Securities Commission attests to the merits of the investment offered or the terms of this offering, nor do they pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There is a small but experienced team leading this effort. The loss of services of a member of the team could have an adverse effect on the project. There can be no assurance that we will be successful in attracting and retaining personnel to produce the project with us.

The Company may arrange for services to be provided for the production on a reduced compensation in exchange for deferred payments which will be paid before any distributions to investors. The benefit of such arrangements is to reduce the direct cash costs of the production.

We may not raise enough money. We have to have money to produce the project, edit the product, distribute it, and market it, too. We have a plan but that may not be enough funds. In the event that we have to incur debt to finish the film, paying it back could take preference over paying back investors.

INVESTING IN A FILM IS A HIGHLY RISKY AND SPECULATIVE INVESTMENT. THERE IS NO GUARANTEE, AND THE PRODUCERS HAVE MADE NO SUCH GUARANTEE THAT YOU WILL GET A RETURN ON YOUR INVESTMENT. THERE IS A HIGH LIKELIHOOD YOU WILL LOSE ALL OF YOUR INVESTMENT DUE TO THE FACTORS SET FORTH BELOW. YOU SHOULD ONLY INVEST FUNDS THAT YOU CAN AFFORD TO LOSE.

It takes a long time for a film to make money. Production takes time, editing takes time, getting the film into the marketplace takes time. There could be a lengthy period for you to see a return, or not, on your investment. The film industry can never guarantee how much a movie will make.

The company has been organized for the purposes of producing this movie. As a new company organized for a special purpose, it is subject to all the risks incident to the creation and development of a new business. The success of the company's film will depend partially on the ability of management to produce a film of exceptional quality within the budget that can compete in the marketplace for viewers.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Michael Sokol and Donald MacLaughlin are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immortal, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Using a credit card to make the investment can create issues if you do not pay your balance off each month, because of the transaction fees and interest credit card companies charge. Using a credit card is a relatively new form of payment for investments and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You agree that except in limited circumstances your investment is not transferrable to a third party and that there is no market for the resale of this investment. Thus, you will not be able to liquidate your investment in the event of an emergency or for any other reason or rely on the investment as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

You are not going to be a member of the Company. Your investment is non-recourse. That is, you only get paid from money the Company earns on this film. You have no rights to the underlying intellectual property or in any future projects the team may create, whether based on this film or not. All management decisions are vested in the managers of the Company at their sole discretion. The managers, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company and the picture. Although the managers believe that the managers have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the managers will perform adequately or that the company's operations will be successful.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities.

decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the film financing agreement holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information

than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

We're So Dead Movie LLC

Georgia Limited Liability Company
Organized September 2022
0 employees
5169 Sheridan Lane
Dunwoody GA 30338 http://www.weresodeadmovie.com

Business Description

Refer to the We're So Dead (Finishing Funds) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

We're So Dead (Finishing Funds) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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